Exhibit 99.1

NICE Reports 10% Growth in GAAP Revenue and 11% Growth in
Non-GAAP Revenue for Full Year 2016

Company Reports Continued Strength in Analytics and Record Number of New Customers

Hoboken, New Jersey, February 16, 2017 - NICE (NASDAQ: NICE) today announced results for the fourth quarter and full year 2016 ended December 31, 2016.

Full Year 2016 Financial Highlights

GAAP	Non-GAAP
Revenue growth of 10% year-over-year	Revenue growth of 11% year-over-year
Gross margin of 66.7% compared to 67.2% last year	Gross margin of 72.0% compared to 70.6% last year
Operating profit of $134 million, compared to $166 million last year	Operating profit of $273 million, up 16% year-over-year
Operating margin of 13.2% compared to 17.9% last year	Operating margin of 26.5% compared to 25.4% last year
Effective tax rate of 14.8% compared to 18.0% last year	Effective tax rate of 21.4% compared to 19% last year
Diluted EPS from continuing operations of $2.02 versus $2.29 last year	Diluted EPS from continuing operations of $3.61 versus $3.18 last year, 14% growth

Fourth Quarter 2016 Financial Highlights

GAAP	Non-GAAP
Revenue growth of 18% year-over-year	Revenue growth of 20% year-over-year
Gross margin of 68.3% compared to 70.0% last year	Gross margin of 73.9% compared to 72.9% last year
Operating profit of $37 million, compared to $64 million last year	Operating profit of $94 million, up 16% year-over-year
Operating margin of 11.5% compared to 23.3% last year	Operating margin of 28.6% compared to 29.7% last year
Effective tax rate of 16.1% compared to 12.4% last year	Effective tax rate of 22.1% compared to 18.9% last year
Diluted EPS from continuing operations of $0.49 versus $0.93 last year	Diluted EPS from continuing operations of $1.18 versus $1.09 last year, 8% growth

"We are pleased to end the year on a high note with a strong fourth quarter performance that culminated in 11% growth in non-GAAP total revenue for 2016," said Barak Eilam, CEO of NICE.  "Fourth quarter results reflected across-the-board growth in each of our business segments and further strength in analytics."

Mr. Eilam continued, "2016 marked a year of excellent execution amid a very busy period in which we launched many new products, took on a record number of new customers and made two significant acquisitions, while seeing continued expansion of our solutions within our customer base.  As we head into 2017, we are well positioned for continued success with the industry's leading cloud and analytics assets, and healthy end markets. I believe we are in one of the strongest competitive positions that we have ever been, and we are looking forward to the opportunities that lie ahead in 2017 and beyond."

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2016 and 2015.

Revenues: Fourth quarter 2016 total revenues increased 18.4% to $323.9 million compared to $273.6 million for the fourth quarter of 2015.
Full year 2016 total revenues increased 9.6% to $1,015.5 million compared to $926.9 million for the full year 2015.

Gross Profit: Fourth quarter 2016 gross profit and gross margin were $221.1 million and 68.3%, respectively, compared to $191.5 million and 70.0%, respectively, for the fourth quarter of 2015.
Full year 2016 gross profit and gross margin were $677.8 million and 66.7%, respectively, from $623.3 million and 67.2%, respectively, for the same period last year.

Operating Income: Fourth quarter 2016 operating income and operating margin were $37.1 million and 11.5%, respectively, compared to $63.7 million and 23.3%, respectively, for the fourth quarter of 2015.
Full year 2016 operating income and operating margin were $134.2 million and 13.2%, respectively, compared to $166.1 million and 17.9%, respectively, for the full year 2015.

Net Income from Continuing Operations: Fourth quarter 2016 net income and net margin were $30.0 million and 9.3%, respectively, compared to $56.9 million and 20.8%, respectively, for the fourth quarter of 2015.
Full year 2016 net income and net margin were $123.1 million and 12.1%, respectively, compared to $140.6 million and 15.2%, respectively, for the full year 2015.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the fourth quarter of 2016 were $0.49, compared to $0.93 in the fourth quarter of 2015.
Fully diluted earnings per share for the full year 2016 were $2.02 compared to $2.29 for the full year 2015.

Operating Cash Flow and Cash Balance: Fourth quarter 2016 operating cash flow was $37.7 million. Full year cash flow from operations reached $220.3 million. In the fourth quarter, $8.6 million was used for share repurchases and $9.6 million for dividends. As of December 31, 2016, total cash and cash equivalents, short term investments and marketable securities were $286.0 million, and total debt was $465.2 million.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2016 and 2015.

Revenues: Fourth quarter 2016 non-GAAP total revenues were $328.5 million, up 20.1% from $273.6 million for the fourth quarter of 2015.
Non-GAAP total revenues for the full year 2016 increased 11.1% to $1,030.3 million compared to $927.0 million for the full year 2015.

Gross Profit: Fourth quarter 2016 non-GAAP gross profit and non-GAAP gross margin increased to $242.8 million and 73.9%, respectively, from $199.5 million and 72.9%, respectively, for the fourth quarter of 2015.
Full year 2016 non-GAAP gross profit and non-GAAP gross margin increased to $741.9 million and 72.0%, respectively, compared to $654.4 million and 70.6%, respectively, for the same period last year.

Operating Income: Fourth quarter 2016 non-GAAP operating income increased to $93.9 million compared to $81.2 million, and non-GAAP operating margin was 28.6% compared to 29.7% for the fourth quarter of 2015.
Full year 2016 non-GAAP operating income and non-GAAP operating margin increased to $272.6 million and 26.5%, respectively, compared to $235.5 million and 25.4%, respectively, for the full year 2015.

Net Income from Continuing Operations: Fourth quarter 2016 non-GAAP net income increased to $72.4 million compared to $66.9 million, and non-GAAP net income margin was 22.0% compared to 24.4% for the fourth quarter of 2015.
Full year 2016 non-GAAP net income and non-GAAP net margin increased to $220.6 million and 21.4%, respectively, compared to $195.0 million and 21.0%, respectively, for the same period last year.

Fully Diluted Earnings Per Share from Continuing Operations: Fourth quarter 2016 non-GAAP fully diluted earnings per share increased 8.3% to $1.18, compared to $1.09 for the fourth quarter of 2015.
Full year 2016 non-GAAP fully diluted earnings per share increased 13.5% to $3.61 compared to $3.18 for the full year 2015.

Dividend Declaration

The Company declared a cash dividend for the fourth quarter of 2016 of $0.16 per share. The record date will be February 27th, 2017 and the payment date will be March 15th, 2017. Tax will be withheld at a rate of 15%.

First Quarter and Full Year 2017 Guidance:

First Quarter 2017: First quarter 2017 non-GAAP total revenues are expected to be in a range of $303 million to $313 million. First quarter 2017 non-GAAP fully diluted earnings per share are expected to be in a range of $0.81 to $0.87.

Full Year 2017: Full year 2017 non-GAAP total revenues are expected to be in a range of $1,330 million to $1,354 million. Full year 2017 non-GAAP fully diluted earnings per share are expected to be in a range of $3.80 to $4.00.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, February 16th, 2017 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 500 634 92. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company's website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 589 323 20.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation, and certain business combination accounting entries, settlement, debt issuance cost, realized gain from substantial liquidation of marketable securities and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and the risk that the required approvals for the inContact acquisition may not be received on the expected timeline or at all. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS of INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
	Unaudited	Audited	Unaudited	Audited

Revenue:
Product	$110,975	$110,079	$306,252	$317,900
Services	212,885	163,479	709,290	608,967
Total revenue	323,860	273,558	1,015,542	926,867

Cost of revenue:
Product	13,246	19,125	53,032	66,363
Services	89,516	62,916	284,701	237,219
Total cost of revenue	102,762	82,041	337,733	303,582

Gross profit	221,098	191,517	677,809	623,285

Operating Expenses:
Research and development, net	40,882	35,566	141,528	128,485
Selling and marketing	91,983	63,599	268,349	225,817
General and administrative	44,342	26,062	116,569	90,349
Amortization of acquired intangible assets	6,775	2,560	17,187	12,528
Total operating expenses	183,982	127,787	543,633	457,179

Operating income	37,116	63,730	134,176	166,106

Finance and other income (expense), net	(1,360)	1,188	10,305	5,304

Income from continuing operations before tax	35,756	64,918	144,481	171,410
Taxes on income	5,765	8,034	21,412	30,832
Net income from continuing operations	29,991	56,884	123,069	140,578

Discontinued operations
Income (loss) from discontinued operations	(5,976)	(1,621)	(8,235)	152,459
Taxes on income (tax benefits)	(2,086)	(2,130)	(2,086)	34,206
Net income (loss) from discontinued operations	(3,890)	509	(6,149)	118,253

Net income	$26,101	$57,393	$116,920	$258,831

Basic earnings per share from continuing operations	$0.50	$0.95	$2.06	$2.36
Basic earnings (loss) per share from discontinued operations	$(0.06)	$0.01	$(0.10)	$1.99
Basic earnings per share	$0.44	$0.96	$1.96	$4.35

Diluted earnings per share from continuing operations	$0.49	$0.93	$2.02	$2.29
Diluted earnings (loss) per share from discontinued operations	$(0.06)	$0.01	$(0.10)	$1.93
Diluted earnings per share	$0.43	$0.94	$1.92	$4.22

Weighted average number of shares
outstanding used to compute:

Basic earnings (loss) per share	59,977	59,651	59,667	59,552
Diluted earnings (loss) per share	61,349	61,092	61,035	61,281

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2016	2015	2016	2015
	Unaudited	Audited	Unaudited	Audited

Operating Activities

Net income	$26,101	$57,393	$116,920	$258,831
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	27,469	13,294	77,801	57,964
Stock based compensation	14,833	7,774	40,547	28,451
Excess tax benefit from share-based payment arrangements	(4,695)	(3,553)	(7,867)	(7,595)
Amortization of premium and discount and accrued interest on marketable securities	86	856	2,441	2,799
Deferred taxes, net	(8,393)	14,604	(25,905)	10,576
Changes in operating assets and liabilities:
Trade Receivables	(72,462)	(41,346)	(31,784)	(56,363)
Prepaid expenses and other current assets	1,505	2,405	4,933	(1,482)
Trade payables	(525)	(9,478)	4,392	2,166
Accrued expenses and other current liabilities	44,727	8,233	15,179	38,488
Deferred revenue	(6,817)	1,739	9,379	54,914
Long term liabilities	7,443	60	7,529	2,453
Loss (gain) on disposal of discontinued operations	7,158	1,094	9,148	(147,334)
Realized loss (gain) on marketable securities	(22)	225	(3,388)	(32)
Other	1,288	452	1,020	897

Net cash provided by operating activities	37,696	53,752	220,345	244,733

Investing Activities

Purchase of property and equipment	(9,113)	(5,630)	(27,278)	(16,596)
Purchase of investments	-	(59,749)	(47,221)	(287,593)
Proceeds from investments	28,915	29,388	449,880	92,542
Capitalization of software development costs	(3,796)	(677)	(8,502)	(1,380)
Purchase of intangible assets	(500)	-	(500)	-
Proceeds (repayment) from sale of discontinued operations	(7,158)	(1,038)	(9,148)	186,134
Payments for business acquisitions, net of cash acquired	(1,005,921)	-	(1,157,249)	(1,500)
Net cash used in investing activities	(997,573)	(37,706)	(800,018)	(28,393)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	2,264	4,521	23,525	27,532
Purchase of treasury shares	(8,613)	(20,000)	(43,630)	(68,384)
Dividends paid	(9,598)	(9,559)	(38,202)	(38,239)
Capital Lease payments	(392)	-	(1,087)	-
Proceeds from issuance of debt, net of costs	464,841	-	464,841	-
Excess tax benefit from share-based payment arrangements	4,695	3,553	7,867	7,595
Earnout payments related to acquisitions	-	(11)	-	(297)

Net cash provided (used) by financing activities	453,197	(21,496)	413,314	(71,793)

Effect of exchange rates on cash and cash equivalents	(2,419)	(1,349)	(2,546)	(6,113)

Net change in cash and cash equivalents	(509,099)	(6,799)	(168,905)	138,434
Cash and cash equivalents, beginning of period	666,125	332,730	325,931	187,497

Cash and cash equivalents, end of period	$157,026	$325,931	$157,026	$325,931

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2016	2015	2016	2015
GAAP revenues	$323,860	$273,558	$1,015,542	$926,867
Valuation adjustment on acquired deferred product revenue	526	-	1,976	-
Valuation adjustment on acquired deferred service revenue	4,118	-	12,794	177
Non-GAAP revenues	$328,504	$273,558	$1,030,312	$927,044

GAAP cost of revenue	$102,762	$82,041	$337,733	$303,582
Amortization of acquired intangible assets on cost of product	(5,994)	(6,558)	(26,161)	(27,097)
Amortization of acquired intangible assets on cost of services	(8,448)	-	(15,129)	-
Valuation adjustment on acquired deferred cost of services	182	-	182	-
Cost of product revenue adjustment (1,2,3)	(189)	(132)	(503)	(502)
Cost of services revenue adjustment (1,2,3)	(2,612)	(1,244)	(7,666)	(3,291)
Non-GAAP cost of revenue	$85,701	$74,107	$288,456	$272,692

GAAP gross profit	$221,098	$191,517	$677,809	$623,285
Gross profit adjustments	21,705	7,933	64,047	31,068
Non-GAAP gross profit	$242,803	$199,450	$741,856	$654,353

GAAP operating expenses	$183,982	$127,787	$543,633	$457,179
Research and development (1,2,3)	(2,150)	(1,426)	(6,612)	(3,618)
Sales and marketing (1,2,3)	(6,984)	(3,168)	(18,123)	(11,266)
General and administrative (1,2,3)	(19,171)	(2,394)	(32,417)	(10,521)
Amortization of acquired intangible assets	(6,775)	(2,560)	(17,187)	(12,528)
Settlement and related expenses	-	-	-	(390)
Non-GAAP operating expenses	$148,902	$118,239	$469,294	$418,856

GAAP finance & other income, net	$(1,360)	$1,188	$10,305	$5,304
Debt issuance cost	379	-	379	-
Realized gain from substantial liquidation of marketable securities	-	-	(2,711)	-
Non-GAAP finance & other income, net	$(981)	$1,188	$7,973	$5,304

GAAP taxes on income	$5,765	$8,034	$21,412	$30,832
Tax adjustments re non-GAAP adjustments	14,737	7,503	38,490	14,934
Non-GAAP taxes on income	$20,502	$15,537	$59,902	$45,766

GAAP net income	$29,991	$56,884	$123,069	$140,578
Valuation adjustment on acquired deferred revenue	4,644	-	14,770	177
Valuation adjustment on acquired deferred cost of service of revenue	(182)	-	(182)	-
Amortization of acquired intangible assets	21,217	9,118	58,477	39,625
Share-based compensation (1)	14,833	7,808	40,547	27,660
Re-organization expenses (2)	7,780	556	11,073	1,538
Acquisition related expenses (3)	8,493	-	13,701	-
Debt issuance cost	379	-	379	-
Realized gain from substantial liquidation of marketable securities	-	-	(2,711)	-
Settlement and related expenses	-	-	-	390
Tax adjustments re non-GAAP adjustments	(14,737)	(7,503)	(38,490)	(14,934)
Non-GAAP net income	$72,418	$66,863	$220,633	$195,034

GAAP diluted earnings per share	$0.49	$0.93	$2.02	$2.29

Non-GAAP diluted earnings per share	$1.18	$1.09	$3.61	$3.18

Shares used in computing GAAP diluted earnings per share	61,349	61,092	61,035	61,281

Shares used in computing Non-GAAP diluted earnings per share	61,349	61,092	61,035	61,281

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		December 31,		December 31,
		2016	2015	2016	2015
	Cost of product revenue	$(189)	$(132)	$(493)	$(502)
	Cost of service revenue	(2,610)	(1,207)	(7,411)	(3,210)
	Research and development	(2,140)	(907)	(5,681)	(2,161)
	Sales and marketing	(5,933)	(3,168)	(16,374)	(11,266)
	General and administrative	(3,961)	(2,394)	(10,588)	(10,521)
		$(14,833)	$(7,808)	$(40,547)	$(27,660)

(2)	Re-organization expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2016	2015	2016	2015
	Cost of service revenue	$-	$(37)	$(246)	$(81)
	Research and development	-	(519)	(896)	(1,457)
	Sales and marketing	-	-	(150)	-
	General and administrative	(7,780)	-	(9,781)	-
		$(7,780)	$(556)	$(11,073)	$(1,538)

(3)	Acquisition related expenses

		Quarter ended		Year to date
		December 31,		December 31,
		2016	2015	2016	2015
	Cost of product revenue	$-	$-	$(10)	$-
	Cost of service revenue	(2)	-	(9)	-
	Research and development	(10)	-	(35)	-
	Sales and marketing	(1,051)	-	(1,599)	-
	General and administrative	(7,430)	-	(12,048)	-
		$(8,493)	$-	$(13,701)	$-

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2016	2015
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$157,026	$325,931
Short-term investments	30,287	99,195
Trade receivables	260,220	177,323
Prepaid expenses and other current assets	57,966	43,561
Current assets of discontinued operations	3,734	9,142

Total current assets	509,233	655,152

LONG-TERM ASSETS:
Long-term investments	$98,726	$403,249
Other long-term assets	18,701	17,175
Property and equipment, net	87,678	40,593
Deferred tax assets	14,093	14,130
Other intangible assets, net	618,735	68,202
Goodwill	1,284,710	651,112

Total long-term assets	2,122,643	1,194,461

TOTAL ASSETS	$2,631,876	$1,849,613

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loan	$21,164	$-
Trade payables	25,634	11,719
Deferred revenues and advances from customers	149,801	131,125
Accrued expenses and other liabilities	273,134	223,255
Current liabilities of discontinued operations	3,077	12,744

Total current liabilities	472,810	378,843

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	$22,710	$20,220
Deferred tax liabilities	146,952	15,040
Long-term loan	444,016	-
Other long-term liabilities	34,056	17,952
Long-term liabilities of discontinued operations	-	2,409

Total long-term liabilities	647,734	55,621

SHAREHOLDERS' EQUITY	1,511,332	1,415,149

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,631,876	$1,849,613